BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

One Bryant Park

New York, New York 10036

October 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Mr. Matthew Crispino

Re:	Fleetmatics Group PLC
Form F-1 Registration Statement
File No. 333-183441

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for October 4, 2012, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 24, 2012, through the date hereof:

5,231 copies to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, BARCLAYS CAPITAL INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Acting severally and on behalf of themselves and the several Underwriters BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Title:	Victoria Hale Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A.H. Allong
Name: Title:	Michele A.H. Allong Authorized Signatory